Contact

www.linkedin.com/in/zach-l-496392173 (LinkedIn)

Zach L.

Steward of The Homeplace | Co-Founder and Head of School at Wonder

Belle Plaine, Iowa, United States

Experience

Wonder

Co-Founder & Head of School

August 2017 - Present (5 years 11 months)

Wichita, Kansas, United States

The Homeplace

Steward

June 2014 - Present (9 years 1 month)

Belle Plaine, Iowa, United States

Jordan B. Peterson Institute

Founding Board Member & Director

May 2019 - Present (4 years 2 months)